Artison Investments, Ltd.
16526 106th CT
Orland Park, Illinois 60647

April 28, 2011

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Artison Investments, Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 6, 2010
File No. 333-169304

Dear Ms. Long:

Artison Investments, Ltd. submits this letter to you in response to your letter of September 20, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Form S-1

General

COMMENT:

1.	Please update the financial statements pursuant to Article 8-08 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have updated the financial statements pursuant to Article 8-08 of Regulation S-X.

COMMENT:

2.
We note your response to comment 2 of our letter dated May 25, 2011 that Mr. Mukherjee has not acted as a promoter and does not have any controlling interest in companies reporting to the Commission.  Please advise us as to all other registration statements of companies not actively reporting to the commission for which Mr. Mukherjee may have acted as a promoter, or in which he had a controlling interest.

RESPONSE:

We acknowledge the Staff’s comment and the Company clarifies it’s response as written below.

Our sole officer and director Mr. Mukherjee, has not acted as a promoter and does not have any controlling interest in any companies reporting or not reporting with the Commission.  In addition, Mr. Mukherjee currently is not, and has not acted in any capacity listed above with companies which are not viable or dormant, and which businesses have been modified and restated from that described in the offering documents.

COMMENT:

3.
We note your response to comment 7 of our letter dated May 25, 2011.  Please reconcile the disclosure on page 30 that Mr. Mukherjee devotes his efforts on a full time basis to furthering the business of Artison Investments with the disclosure on page 29 that Mr. Mukherjee has outside interests and obligations other than Artison Investments, Ltd. and he intends to spend approximately 10-15 hours per week on your business affairs.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have reconciled the disclosure on page 29 to clarify that Mr. Mukherjee devotes his efforts on a full-time basis to furthering the business of Artison Investments.

COMMENT:

Description of Business, page 18

4.
We note your response to comment 10 of our letter dated May 25, 2011.  Please revise the prospectus to clearly disclose whether the information on external web sites is incorporated into the prospectus.  Please also explain what “XYZ’s web site” is.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has not incorporated any external web sites and is only referencing the external web sites as an additional reference for the reader.  We have revised the entire prospectus to reflect this disclosure.  In addition we deleted the “XYZ web site” reference and replaced with the appropriate web site.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 29

5.	Please revise to disclose the name of the business for which Mr. Mukherjee worked from 2006 through 2009, as applicable.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to disclose that Mr. Mukherjee was “Self Employed” from 2006 through 2009.  The “Directors, Executive, Officers, Promoters and Control Persons” section was revised to include the language as follows: “2006-2009:- Mr. Mukherjee was Self Employed and was involved in researching and evaluating all the alternates to develop an eco-friendly strong easily usable Wood substitute…”.

COMMENT:

Undertakings, page 47

6.
We reissue comment 16 of our letter dated May 25, 2011.  Please revise the undertakings to provide them in the form required by Item 512 of Regulation S-K.  In this regard, we note that certain language has been omitted and you use the term “small business issuer”.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Undertakings” section in the form required by Item 512 of Regulation S-K.  We included certain language previously omitted and revised the use of the term “small business issuer”.  The “Undertakings” section now appears in the filing as written below.

ITEM 17 - UNDERTAKINGS

UNDERTAKINGS

The undersigned hereby undertakes:

(1) To file, during any period, in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of the Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4). Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the  Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.            Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.            Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.            The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.            Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

COMMENT:

Legal Opinion, Exhibit 5.1

7.
We reissue comment number 17 of our letter dated May 25, 2011.  Please have counsel revise its opinion to clarify that counsel is opining on the legality of the common stock under the laws of Nevada, the state in which the registrant is incorporated.  Please also have counsel consistently date the opinion.  The date on the first page of the opinion is September 1, 2011 and the second page is dated August 31, 2011.

RESPONSE:

We acknowledge the Staff’s comment and confirm that counsel has revised its opinion to clarify that they are opining on the legality of the common stock under the laws of Nevada.  In addition, counsel has revised their opinion to provide consistency regarding the date of the opinion.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Debopam Mukherjee

Debopam Mukherjee
President

cc:           Via Facsimile (702) 382-1759
Harold P. Gewerter, Esq.
Law Offices of Harold P. Gewerter, Esq., Ltd.